Exhibit 99.1

Fourth Quarter 2016 Earnings Release

Scotiabank reports fourth quarter and 2016 results

Scotiabank's 2016 audited annual consolidated financial statements and accompanying Management's Discussion & Analysis (MD&A) are available at www.scotiabank.com along with the supplementary financial information and regulatory capital disclosure reports, which includes fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2016 and related note prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Additional information related to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Fiscal 2016 Highlights on a reported basis (versus Fiscal 2015)
• Net income of $7,368 million, compared to $7,213 million
• Diluted earnings per share of $5.77 compared to $5.67
• Return on equity (ROE) of 13.8%, compared to 14.6%
• Annual dividends per share of $2.88 compared to $2.72, an increase of 6%

Fiscal 2016 Highlights adjusted for the Q2/16 restructuring charge(1) (versus Fiscal 2015)
• Net income of $7,646 million, compared to $7,213 million, up 6%
• Diluted earnings per share of $6.00 compared to $5.67, up 6%
• ROE of 14.3%, compared to 14.6%

Fourth Quarter Highlights on a reported basis (versus Q4, 2015)
• Net income of $2,011 million, compared to $1,843 million, up 9%
• Diluted earnings per share of $1.57 compared to $1.45, up 8%
• ROE of 14.7%, compared to 14.2%

Fiscal 2016 performance versus medium-term objectives:
The Bank's performance with respect to its medium-term financial and operational objectives was as follows (2016 performance adjusting for the impact of the Q2, 2016 restructuring charge(1), is reflected in parantheses):

1. Earn an ROE of 14%+. For the full year, Scotiabank earned an ROE of 13.8% (14.3%).
2. Generate growth in EPS (Diluted) of 5% to 10%. The year-over-year EPS growth was up 2% (6%).
3. Maintain positive operating leverage. Scotiabank's performance was negative 1.9% (positive 1.0%).
4. Maintain strong capital ratios. Scotiabank's capital position remains strong with a Common Equity Tier 1 ratio of 11.0%.

(1) Refer to "Non-GAAP Measures" section.

Toronto, November 29, 2016 – Scotiabank reported net income of $7,368 million in 2016, compared with net income of $7,213 million in 2015. Diluted earnings per share (EPS) were $5.77, a 2% increase from last year.  Adjusting for the second quarter restructuring charge of $278 million after tax ($378 million pre-tax), net income increased to $7,646 million and EPS rose to $6.00, a 6% increase compared to last year.

Scotiabank reported net income for the fourth quarter ended October 31, 2016 of $2,011 million, compared to $1,843 million for the same period last year. EPS was $1.57, up 8% compared to $1.45 last year. Return on equity was 14.7%. A quarterly dividend of 74 cents per common share was announced.

"During 2016, continued strong performances in our personal, commercial and wealth businesses, both in Canada and in our key Pacific Alliance markets drove solid earnings growth," said Brian Porter, President and CEO. "Our good results were achieved alongside a focused effort to advance the Bank's strategic agenda including investments in digital capabilities to drive an even greater customer experience and more efficient operations.

"Canadian Banking had another strong year of operating performance and earnings growth.  We continue to deliver valued advice, services and products to our base of more than 10 million retail and commercial customers.  By deepening existing relationships and adding new customers, we further improved our asset and deposit mix, while generating improved returns for shareholders.

"International Banking delivered strong results, with annual earnings exceeding $2 billion for the first time. Our strong results were driven by the key Pacific Alliance region which again recorded double digit deposit and asset growth complemented by our improved performance from the Caribbean and Central America.  And while economic growth moderated somewhat in select markets, we continue to strengthen and drive deeper customer relationships to gain profitable market share and grow earnings.

"Global Banking and Markets had a much improved second half of the year, closing the year with $461 million of earnings in Q4, the result of better performance in fixed income and corporate banking.

"With two dividend increases in 2016, we increased our returns to shareholders by 6% this year. Our capital position is very strong at 11.0%, and will support investments required to execute our strategic agenda including improving our customers' experience and increasing efficiency.

"In 2016, we made very good progress against our strategic agenda, which is delivering strong financial performance, while positioning the Bank for success over the longer-term.  Looking forward, we will build on our momentum as we continue to build an even better Bank for our shareholders, our customers and our employees."

Non-GAAP Measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The Bank believes that certain non-GAAP measures are useful in assessing underlying ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the "Non-GAAP Measures" section of the Bank's 2016 Annual Report.

Impact of the 2016 restructuring charge:

The table below reflects the impact of the 2016 restructuring charge of $378 million pre-tax ($278 million after tax)(1)

		Impact of the	Adjusting for the
For the year ended October 31, 2016 ($ millions)	Reported	restructuring charge	restructuring charge

Net income ($ millions)	$7,368	$278	$7,646
Diluted earnings per share	$5.77	$0.23	$6.00
Return on equity	13.8%	0.5%	14.3%
Productivity ratio	55.2%	(1.5)%	53.7%
Operating leverage	(1.9)%	2.9%	1.0%

(1) Calculated using the statutory tax rates of the various jurisdictions.

Adjusted diluted earnings per share
The adjusted diluted earnings per share is calculated as follows:

	As at and for the three months ended			For the year ended
	October 31	July 31	October 31	October 31	Diluted	October 31	Diluted
(Unaudited)	2016	2016	2015	2016	EPS	2015	EPS

Net income attributable to common shareholders (diluted)	$1,925	$1,879	$1,775	$7,070	$5.77	$6,983	$5.67
Restructuring charge	-	-	-	278	0.23	-	-
Net income attributable to common shareholders (diluted) adjusted for
restructuring charge	1,925	1,879	1,775	7,348	6.00	6,983	5.67
Amortization of intangible assets, excluding software	18	18	18	76	0.05	65	0.05
Adjusted net income attributable to common shareholders (diluted)	$1,943	$1,897	$1,793	$7,424	$6.05	$7,048	$5.72
Weighted average number of diluted common shares outstanding (millions)	1,226	1,222	1,227	1,226		1,232
Adjusted diluted earnings per share(1) (in dollars)	$1.58	$1.55	$1.46		$6.05		$5.72
(1) Adjusted diluted earnings per share calculations are based on full dollar and share amounts.

Core banking assets
Core banking assets are average assets excluding bankers' acceptances and average trading assets within Global Banking and Markets.

Core banking margin
This ratio represents net interest income divided by average core banking assets.

Financial Highlights

	As at and for the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited)	2016	2016	2015	2016	2015

Operating results ($ millions)
Net interest income	3,653	3,602	3,371	14,292	13,092
Non-interest income	3,098	3,038	2,754	12,058	10,957
Total revenue	6,751	6,640	6,125	26,350	24,049
Provision for credit losses	550	571	551	2,412	1,942
Non-interest expenses	3,650	3,505	3,286	14,540	13,041
Income tax expense	540	605	445	2,030	1,853
Net income	2,011	1,959	1,843	7,368	7,213
Net income attributable to common shareholders	1,908	1,860	1,754	6,987	6,897

Operating performance
Basic earnings per share ($)	1.58	1.55	1.46	5.80	5.70
Diluted earnings per share ($)	1.57	1.54	1.45	5.77	5.67
Adjusted diluted earnings per share ($)(1)	1.58	1.55	1.46	6.05	5.72
Return on equity (%)	14.7	14.8	14.2	13.8	14.6
Productivity ratio (%)(2)	54.1	52.8	53.6	55.2	54.2
Core banking margin (%)(1)(2)	2.40	2.38	2.35	2.38	2.39

Financial position information ($ millions)
Cash and deposits with financial institutions	46,344	69,774	73,927
Trading assets	108,561	103,861	99,140
Loans	480,164	472,800	458,628
Total assets	896,266	906,844	856,497
Deposits	611,877	631,344	600,919
Common equity	52,657	50,761	49,085
Preferred shares	3,594	3,094	2,934
Assets under administration	472,817	464,930	453,926
Assets under management	192,702	187,864	179,007

Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.0	10.5	10.3
Tier 1 capital ratio (%)	12.4	11.8	11.5
Total capital ratio (%)	14.6	14.1	13.4
Leverage ratio (%)	4.5	4.2	4.2
CET1 risk-weighted assets ($ millions)(3)	364,048	357,657	357,995
Liquidity coverage ratio (LCR) (%)	127	125	124

Credit quality
Net impaired loans ($ millions)(4)	2,446	2,491	2,085
Allowance for credit losses ($ millions)	4,626	4,542	4,197
Net impaired loans as a % of loans and acceptances(4)	0.49	0.51	0.44
Provision for credit losses as a % of average net loans and acceptances	0.45	0.47	0.47	0.50	0.43

Common share information
Closing share price ($) (TSX)	72.08	66.33	61.49
Shares outstanding (millions)
Average - Basic	1,206	1,203	1,205	1,204	1,210
Average - Diluted	1,226	1,222	1,227	1,226	1,232
End of period	1,208	1,205	1,203
Dividends per share ($)	0.74	0.72	0.70	2.88	2.72
Dividend yield (%)(5)	4.3	4.5	4.8	4.7	4.4
Market capitalization ($ millions) (TSX)	87,065	79,906	73,969
Book value per common share ($)	43.59	42.14	40.80
Market value to book value multiple	1.7	1.6	1.5
Price to earnings multiple (trailing 4 quarters)	12.4	11.7	10.8

Other information
Employees	88,901	88,783	89,214
Branches and offices	3,113	3,126	3,177

(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2) During the year, the taxable equivalent adjustment was no longer included in the calculation. Prior period amounts have been restated.
(3) As at October 31, 2016, credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier 1 and Total capital ratios, respectively.
(4) Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(5) Based on the average of the high and low common share price for the period.

Group Financial Performance

Q4 2016 vs. Q4 2015
Net income
Net income was $2,011 million, an increase of $168 million or 9%. Strong asset growth and higher capital markets revenues were partly offset by higher non-interest expenses and income taxes.

Net interest income
Net interest income was $3,653 million, an increase of $282 million or 8%. The increase was attributable primarily to growth in retail and commercial loans in International Banking, credit cards, automotive loans and residential mortgages in Canadian Banking, and corporate loans in Global Banking and Markets.
The core banking margin was 2.40%, up five basis points driven by higher margins across all business lines, partially offset by lower contribution from asset/liability management activities in the Other segment.

Non-interest income
Non-interest income of $3,098 million was up $344 million or 12%. This was driven by higher banking fees, wealth management and trading revenues, underwriting and other advisory fees and net income from investments in associated corporations. Gains on sale of real estate were largely offset by lower net gains on investment securities.

Provision for credit losses
The provision for credit losses was $550 million, down $1 million. Last year's increase in collective allowance against performing loans of $60 million was mostly offset by higher provisions in Canadian Banking and International Banking.

Non-interest expenses
Non-interest expenses increased by $364 million or 11% to $3,650 million. Last year benefited from lower pension benefit costs, partly offset by the reorganization costs relating to Canadian shared services. The increase was primarily due to higher performance and stock-based compensation, acquisitions and continued investments in the business, including technology and professional expenses. This was partly offset by the favourable impact of foreign currency translation and savings from structural cost reduction initiatives.
The productivity ratio was 54.1%, compared to 53.6%.

Income taxes
The tax rate was 21.2% compared to 19.4%, due primarily to lower tax-exempt income.

Q4 2016 vs. Q3 2016

Net income
Net income was $2,011 million, an increase of $52 million or 3%. Higher revenues, lower provision for credit losses and lower income taxes, were partly offset by higher non-interest expenses.

Net interest income
Net interest income was $3,653 million, an increase of $51 million or 1%. The increase was attributable to asset growth primarily in residential mortgages and automotive loans in Canadian Banking, and retail loans in International Banking.
The core-banking margin was 2.40%, up two basis points, mostly from higher margins in Canadian Banking and Global Banking and Markets.

Non-interest income
Non-interest income was $3,098 million, up $60 million or 2%. Higher banking and wealth management revenues and contributions from associated corporations were partly offset by lower underwriting and advisory fees. Gains on sale of real estate were offset by lower net gains on investment securities.

Provision for credit losses
The provision for credit losses was $550 million, a decline from $571 million, due primarily to lower provisions in International Banking.

Non-interest expenses
Non-interest expenses were up $145 million or 4%. This was mainly due to continued investments in the business, including technology and professional fees, and higher seasonal marketing expenses.
The productivity ratio was 54.1% compared to 52.8%.

Income taxes
The effective tax rate was 21.2% compared to 23.6% due primarily to higher taxes in certain foreign jurisdictions in the previous quarter.

Common Dividend
The Board of Directors at its meeting approved the quarterly dividend of 74 cents per common share. This quarterly dividend applies to shareholders of record as of January 3, 2017 and is payable January 27, 2017.

Capital Ratios
The Bank continues to maintain strong, high quality capital levels which position it well for future business growth. The Basel III all-in Common Equity Tier 1 (CET1) ratio as at October 31, 2016 was 11.0%. Increases in the CET1 ratio from 2015 were primarily from strong internal capital generation and the prudent management of asset growth during the year.
The Bank's Basel III all-in Tier 1 and Total capital ratios were 12.4% and 14.6%, respectively, as at October 31, 2016. Tier 1 and Total Capital also benefited from capital issuances during the year.
The Bank's capital ratios continue to be well in excess of OSFI's minimum capital ratio requirements for 2016 (including the 1% D-SIB surcharge) of 8%, 9.5% and 11.5% for CET1, Tier 1 and Total Capital, respectively.

Business Segment Review

Canadian Banking
	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2016	2016	2015	2016	2015
Business segment income
Net interest income	$1,798	$1,770	$1,657	$7,024	$6,415
Non-interest income(2)	1,314	1,273	1,215	5,164	4,832
Total revenue	3,112	3,043	2,872	12,188	11,247
Provision for credit losses	217	217	180	832	687
Non-interest expenses	1,612	1,567	1,553	6,324	6,014
Income tax expense	329	329	302	1,296	1,202
Net income	$954	$930	$837	$3,736	$3,344
Net income attributable to non-controlling interest in subsidiaries	$-	$-	$-	$-	$-
Net income attributable to equity holders of the Bank	$954	$930	$837	$3,736	$3,344
Other measures
Return on equity	22.4%	21.9%	20.2%	22.0%	21.0%
Assets under administration ($ billions)	$318	$316	$310	$318	$310
Assets under management ($ billions)	$145	$145	$135	$145	$135
Average assets ($ billions)	$313	$310	$304	$309	$300
Average liabilities ($ billions)	$237	$233	$224	$232	$218
(1) Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank's 2016 Annual Report.
(2) Includes net income from investments in associated corporations for the three months ended October 31, 2016 - $25 (July 31, 2016 - $20; October 31, 2015 - $15) and for the year ended October 31, 2016 - $78 (October 31, 2015 - $66).

Q4 2016 vs. Q4 2015
Net income
Net income attributable to equity holders was $954 million, an increase of $117 million or 14%. An increase in the net interest margin, solid growth from assets and deposits, impact of the credit card portfolio acquired from JPMorgan Chase Bank ("the acquisition"), and higher non-interest income contributed to this growth. These increases were partially offset by higher non-interest expenses and provision for credit losses.

Average assets
Average assets grew $9 billion or 3% to $313 billion. Adjusting for the impact of the Tangerine broker-originated and white label mortgage run-off portfolios, assets increased $13 billion or 4%. The growth included $5 billion or 7% in personal loans primarily in consumer auto lending and credit cards, $5 billion or 3% in residential mortgages, and $3 billion or 7% in business loans and acceptances.

Average liabilities
Average liabilities increased $13 billion or 6%, including strong growth of $7 billion or 11% in retail banking savings deposits and $1 billion or 8% in chequing accounts. As well, there was growth of $2 billion or 4% in small business and commercial banking business operating accounts and $3 billion or 20% in wealth management deposits. This was partially offset by a decline in low margin GICs of $1 billion or 2%.

Assets under administration (AUA) and assets under management (AUM)
AUM increased $10 billion or 7% driven by net sales and market appreciation. AUA increased $8 billion or 3% driven by market appreciation.

Net interest income
Net interest income of $1,798 million was up $141 million or 9%. This was driven by a 13 basis point increase in the net interest margin to 2.39% and solid growth in assets and deposits. The margin increase was primarily driven by growth in higher yielding credit cards, margin expansion in deposits, the run-off of lower spread Tangerine mortgages, and impact of the acquisition.

Non-interest income
Non-interest income of $1,314 million increased $99 million or 8% due primarily to growth in card revenues, mutual fund fees and gains on sale of real estate. These increases were partly offset by lower transaction based brokerage revenues.

Provision for credit losses
The provision for credit losses was $217 million, an increase of $37 million or 21%. The increase was due to higher provisions in retail portfolios driven by growth in relatively higher spread products. The provision for credit losses ratio increased four basis points to 28 basis points.

Non-interest expenses
Non-interest expenses were $1,612 million, an increase of $59 million or 4%.  Half of the increase was from the impact of the acquisition, with the balance primarily reflecting higher spending on technology, projects, and strategic investments, partially offset by benefits realized from cost reduction initiatives.
Taxes
The effective tax rate was 25.6% compared to 26.5% primarily due to the tax effect on the gains on sale of real estate.

Q4 2016 vs. Q3 2016

Net income
Net income attributable to equity holders increased $24 million or 3%, mainly due to the growth in both assets and deposits and higher non-interest income, partly offset by higher non-interest expenses.

Average assets
Average assets rose $3 billion or 1%. Adjusting for the impact of the Tangerine broker-originated and white label mortgage run-off portfolios, assets increased $4 billion or 1% due mainly to the growth of $3 billion or 2% in residential mortgages and $1 billion or 1% in personal loans primarily in consumer auto lending.

Average liabilities
Average liabilities increased $4 billion or 2%, primarily driven by strong growth of $3 billion or 4% in retail banking savings accounts and $2 billion or 4% in small business and commercial banking business operating accounts. Partially offsetting was a decline of $1 billion or 2% in low margin GICs.

Assets under administration (AUA) and assets under management (AUM)
AUM increased $1 billion or 1% driven by higher net sales. AUA remained unchanged.

Net interest income
Net interest income increased $28 million or 2% due mainly to the growth in both assets and deposits and a slight increase in net interest margin.

Non-interest income
Non-interest income increased $41 million or 3% due primarily to higher card revenues, commercial banking credit, mutual fund, and brokerage fees and gains on sale of real estate.

Provision for credit losses
The provision for credit losses was $217 million unchanged from the prior quarter. An increase in retail portfolios due to growth in relatively higher spread products was offset by a decrease in the commercial portfolio. The provision for credit losses ratio was down one basis point to 28 basis points.

Non-interest expenses
Non-interest expenses were up $45 million or 3%, primarily related to technology and project spending and advertising to support business growth, partially offset by benefits realized from cost reduction initiatives.

Taxes
The effective tax rate was marginally lower at 25.6% compared to 26.1%.

International Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2016	2016	2015	2016	2015
Business segment income
Net interest income	$1,615	$1,596	$1,510	$6,359	$5,706
Non-interest income(2)	883	828	847	3,482	3,137
Total revenue	2,498	2,424	2,357	9,841	8,843
Provision for credit losses	294	316	284	1,281	1,128
Non-interest expenses	1,413	1,345	1,373	5,523	5,095
Income tax expense	172	174	136	707	568
Net income	$619	$589	$564	$2,330	$2,052
Net income attributable to non-controlling interest in subsidiaries	$72	$62	$60	$251	$199
Net income attributable to equity holders of the Bank	$547	$527	$504	$2,079	$1,853
Other measures
Return on equity	13.5%	12.8%	13.1%	12.8%	13.0%
Average assets ($ billions)	$142	$140	$135	$143	$128
Average liabilities ($ billions)	$109	$108	$99	$109	$94
(1) Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank's 2016 Annual Report.
(2) Includes net income from investments in associated corporations for the three months ended October 31, 2016 - $130 (July 31, 2016 - $110; October 31, 2015 - $112) and for the year ended October 31, 2016 - $473 (October 31, 2015 - $476).

Q4 2016 vs. Q4 2015

Net income
International Banking reported net income attributable to equity holders of $547 million, up $43 million or 9% reflecting solid revenues from strong loan, deposit and fee growth in Latin America, a higher contribution from affiliates, acquisitions and good expense control, partly offset by the negative impact of foreign currency translation.

Average assets
Average assets of $142 billion increased $7 billion or 5% driven by strong 8% retail and 2% commercial loan growth, particularly in Latin America.

Average liabilities
Average liabilities increased $10 billion or 10% to $109 billion largely due to 14% growth in deposits, with demand and savings deposits up 8%, partly offset by lower securities purchased under resale agreements.

Net interest income
Net interest income was $105 million higher, driven by solid volume growth and a higher net interest margin. Retail and commercial loan growth was 8% and 2%, respectively, or 11% and 4% adjusting for foreign exchange translation. Growth in retail loans was driven by a 13% increase in Latin America and a 7% increase in the Caribbean & Central America, with acquisitions contributing 2% of total retail loan growth. Commercial loan growth reflected an increase of 6% in Latin America. The net interest margin increased seven basis points to 4.77% driven by widening margins in Latin America.

Non-interest income
Non-interest income increased $36 million or 4% to $883 million due to higher fees and commissions and higher net income from investments in associated corporations. These were partly offset by lower trading revenues and the negative impact of foreign currency translation. Net fee and commission revenues increased $55 million or 9% to $671 million driven primarily by higher transaction fees and card revenues in Latin America and the Caribbean, and acquisitions. Net income from investments in associated corporations increased by $18 million reflecting higher contributions from Thanachart Bank and Bank of Xi'an.

Provision for credit losses
The provision for credit losses was $294 million, up $10 million or 3%. The provision for credit losses ratio improved two basis points to 1.15%, primarily due to stable retail provisions. Higher provisions were entirely driven by an increase in the commercial portfolio.

Non-interest expenses
Non-interest expenses increased by $40 million or 3% driven by acquisitions and inflationary increases partly offset by the positive impact of foreign currency translation and the benefits of expense management programs.

Taxes
The effective tax rate increased to 21.7% compared to 19.4% due to lower tax benefits in Mexico partially offset by higher tax benefits in Peru.

Q4 2016 vs. Q3 2016

Net income
Net income attributable to equity holders increased by $20 million or 4% to $547 million driven by strong retail loan growth, higher fees, higher contributions from associated corporations and lower provisions for credit losses, partly offset by seasonally higher expenses.

Average assets
Average assets of $142 billion increased $2 billion or 2% driven primarily by strong retail loan growth, particularly in credit cards, residential mortgages and personal loans in Latin America.  While commercial loan growth in Mexico and Peru were both up a very strong 4% adjusting for the impact of foreign currency translation, there were declines in the Caribbean and other Latin American countries, resulting in commercial loans being down 1%.

Average liabilities
Average liabilities increased $1 billion to $109 billion, largely due to 4% growth in deposits, with demand and savings deposits up 2% and term deposits up 7%.

Net interest income
Net interest income increased $19 million or 1% to $1,615 million driven by solid asset growth, partly offset by a slightly lower margin. Retail loan growth was 4% driven by strong growth in Latin America. The net interest margin declined two basis points to 4.77% with margin declines in the Caribbean & Central America mostly offset by wider margins in Latin America.

Non-interest income
Non-interest income increased $55 million or 7% to $883 million with higher fee and commission revenues and a higher contribution from investments in associated corporations. Net fee and commission revenues increased $41 million or 6% to $671 million primarily driven by seasonally higher fees in Latin America, particularly Chile and Mexico. Net income from investments in associated corporations was 19% higher, primarily due to a higher contribution from Thanachart Bank. Other non-interest income decreased by $6 million or 8% to $82 million, due partly to lower foreign currency trading revenues in Latin America.

Provision for credit losses
The provision for credit losses was $294 million, a decrease of $22 million or 7%, driven mainly by lower commercial provisions in the Caribbean & Central America, from the elevated levels last quarter. The provision for credit losses ratio improved from 11 basis points to 1.15%.

Non-interest expenses
Non-interest expenses of $1,413 million were $68 million or 5% higher, driven largely by higher technology spending, business volume growth and seasonal marketing campaigns in Latin America.

Taxes
The effective tax rate decreased to 21.7% compared to 22.7% due to higher tax benefits in Peru and Colombia.

Global Banking and Markets

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2016	2016	2015	2016	2015
Business segment income
Net interest income	$345	$337	$273	$1,293	$1,071
Non-interest income	830	814	656	3,139	2,953
Total revenue	1,175	1,151	929	4,432	4,024
Provision for credit losses	39	38	27	249	67
Non-interest expenses	533	507	450	2,040	1,846
Income tax expense	142	185	127	572	558
Net income	$461	$421	$325	$1,571	$1,553
Net income attributable to non-controlling interest in subsidiaries	$-	$-	$-	$-	$-
Net income attributable to equity holders of the Bank	$461	$421	$325	$1,571	$1,553
Other measures
Return on equity	15.5%	13.7%	10.5%	12.6%	13.0%
Average assets ($ billions)	$351	$341	$341	$351	$342
Average liabilities ($ billions)	$273	$264	$242	$270	$240
(1) Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank's 2016 Annual Report.

Q4 2016 vs. Q4 2015

Net income
Net income attributable to equity holders was $461 million, an increase of $136 million or 42%, driven mainly by higher contributions from fixed income, corporate banking, and precious metals as well as the positive impact of foreign currency translation. This was partly offset by higher provision for credit losses.

Average assets
Average assets were $351 billion, an increase of $10 billion or 3%. Adjusting for the impact of foreign currency translation, assets increased $16 billion or 5%, mainly due to growth in corporate loans and acceptances of $8 billion and increases in trading assets of $8 billion.

Average liabilities
Average liabilities of $273 billion increased by $31 billion or 13%. Adjusting for the impact of foreign currency translation, average liabilities increased $34 billion or 14%. This was mainly due to growth of $18 billion in deposits and $16 billion in securities sold under repurchase agreements.

Net interest income
Net interest income of $345 million was up $72 million or 26%. This was due mainly to higher loan origination fees and higher lending volumes and deposits in Canada, the U.S. and Europe, which was partly offset by lower volumes in Asia. The net interest margin was up 18 basis points to 1.78%.

Non-interest income
Non-interest income was $830 million, an increase of $174 million or 27%. This was mainly due to stronger revenues in fixed income trading, higher underwriting and advisory fees, and higher credit fees.
Provision for credit losses
The provision for credit losses was up $12 million to $39 million due to higher provisions in Asia and the U.S., partially offset by lower provisions in Canada. The provision for credit losses ratio was up five basis points to 19 basis points.

Non-interest expenses
Non-interest expenses of $533 million were up $83 million or 18%. This was due to higher performance-related and stock-based compensation, technology, compliance and regulatory costs, partly offset by lower salaries.

Taxes
The effective tax rate for the quarter was 23.4% compared to 28.1%. The lower tax rate was mainly due to higher taxes in foreign jurisdictions in the prior year.

Q4 2016 vs. Q3 2016

Net income
Net income attributable to equity holders increased by $40 million or 10%. This was mainly due to stronger results in fixed income and corporate banking, partly offset by lower contributions from commodities and investment banking.
Average assets
Average assets increased by $10 billion or 3%, mainly due to growth in trading assets.

Average liabilities
Average liabilities increased by $9 billion or 3% due to growth in securities sold under repurchase agreements, as well as higher deposits.

Net interest income
Net interest income was up $8 million or 2%. This was due mainly to higher loan origination fees, increased lending volumes in Canada and Europe, and higher deposit interest.

Non-interest income
Non-interest income was up $16 million or 2%. This was mainly due to higher fixed income trading revenues, partly offset by lower advisory and underwriting fees.

Provision for credit losses
The provision for credit losses was $39 million this quarter, up $1 million due to higher provisions in Asia and Canada, offset by a decrease in provisions for the U.S. and Europe. The provision for credit losses ratio was unchanged at 19 basis points.

Non-interest expenses
Non-interest expenses increased $26 million or 5%. This was mainly driven by higher performance-related and stock-based compensation, compliance and technology costs, partly offset by lower salaries.

Taxes
The effective tax rate for the quarter was 23.4% compared to 30.5%. The lower tax rate was mainly due to higher taxes in foreign jurisdictions in the prior quarter.

Other(1)
	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(2)	2016	2016	2015	2016	2015
Business segment income
Net interest income(3)	$(105)	$(101)	$(69)	$(384)	$-100
Non-interest income(4)	71	123	36	273	35
Total revenue	(34)	22	(33)	(111)	(65)
Provision for credit losses	-	-	60	50	60
Non-interest expenses(5)	92	86	-90	653	86
Income tax expense(3)	(103)	(83)	-120	(545)	-475
Net income	$(23)	$19	$117	$(269)	$264
Net income attributable to non-controlling interest	$-	$-	$-	$-	$-
Net income attributable to equity holders of the Bank	$(23)	$19	$117	$(269)	$264
Other measures
Average assets ($ billions)	$113	$117	$101	$111	$91
Average liabilities ($ billions)	$244	$249	$263	$247	$257
(1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2) Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank's 2016 Annual Report.
(3) Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended October 31, 2016 $47, July 31, 2016 $50, October 31, 2015 $73, and the years ended October 31, 2016 $299 and October 31, 2015 $390 to arrive at the amounts reported in the Consolidated Statement of Income.

(4) Includes net income from investments in associated corporations for the three months ended October 31, 2016 - $(38) (July 31, 2016 - $(33); October 31, 2015 - $(31)) and for the year ended October 31, 2016 - $(137) (October 31, 2015 - ($137)).

(5) Includes restructuring charge of $378 recorded in Q2 2016.
The Other segment includes Group Treasury, smaller operating segments, business line elimination items and other corporate items which are not allocated to a business line.

Net interest income, non-interest income, and income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $47 million in the fourth quarter, compared to $73 million in the same period last year and $50 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q4 2016 vs Q4 2015
Net loss attributable to equity holders was $23 million in the quarter, compared to a net income of $117 million the same quarter last year.

Last year included a number of largely offsetting items, comprised of a reduction in pension benefit accrual related to modifications made to the Bank's main pension plan of $204 million pre-tax, ($151 million after tax), an increase to the collective allowance for credit losses against performing loans of $60 million pre-tax ($44 million after tax), and reorganization costs related to Canadian Banking's shared services operations of $61 million pre-tax ($45 million after tax).

Adjusting for these items, income declined by $78 million. Lower contributions from asset/liability management activities, higher expenses and higher taxes, and lower net gains on investment securities were partly offset by gains on sale of real estate and the positive impact of foreign currency translation.

Q4 2016 vs Q3 2016

Net loss attributable to equity holders was $23 million, compared to a net income of $19 million.  The decrease was due to the impact of foreign currency translation, and higher taxes, while lower net gains on investment securities were partly offset by gains on sale of real estate.

Consolidated Statement of Financial Position
	As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2016	2016	2015
Assets
Cash and deposits with financial institutions	$46,344	$69,774	$73,927
Precious metals	8,442	10,243	10,550
Trading assets
Securities	87,287	81,625	78,380
Loans	19,421	20,278	18,341
Other	1,853	1,958	2,419
	108,561	103,861	99,140
Financial instruments designated at fair value through profit or loss	221	228	320
Securities purchased under resale agreements and securities borrowed	92,129	92,266	87,312
Derivative financial instruments	41,657	43,990	41,003
Investment securities	72,919	69,914	43,216
Loans
Residential mortgages	222,888	219,460	217,498
Personal and credit cards	99,502	98,062	91,477
Business and government	162,400	159,820	153,850
	484,790	477,342	462,825
Allowance for credit losses	4,626	4,542	4,197
	480,164	472,800	458,628
Other
Customers' liability under acceptances	11,978	10,409	10,296
Property and equipment	2,520	2,441	2,286
Investments in associates	4,299	4,199	4,033
Goodwill and other intangible assets	12,141	11,693	11,449
Deferred tax assets	2,021	2,135	2,034
Other assets	12,870	12,891	12,303
	45,829	43,768	42,401
Total assets	$896,266	$906,844	$856,497
Liabilities
Deposits
Personal	$199,302	$195,840	$190,044
Business and government	372,303	387,099	375,144
Financial institutions	40,272	48,405	35,731
	611,877	631,344	600,919
Financial instruments designated at fair value through profit or loss	1,459	1,643	1,486
Other
Acceptances	11,978	10,409	10,296
Obligations related to securities sold short	23,312	20,869	20,212
Derivative financial instruments	42,387	46,428	45,270
Obligations related to securities sold under repurchase agreements and securities lent	97,083	93,990	77,015
Subordinated debentures	7,633	7,598	6,182
Other liabilities	42,716	39,259	41,638
	225,109	218,553	200,613
Total liabilities	838,445	851,540	803,018

Equity
Common equity
Common shares	15,513	15,314	15,141
Retained earnings	34,752	33,750	31,316
Accumulated other comprehensive income (loss)	2,240	1,531	2,455
Other reserves	152	166	173
Total common equity	52,657	50,761	49,085
Preferred shares	3,594	3,094	2,934
Total equity attributable to equity holders of the Bank	56,251	53,855	52,019
Non-controlling interests in subsidiaries	1,570	1,449	1,460
Total equity	57,821	55,304	53,479
Total liabilities and equity	$896,266	$906,844	$856,497

Consolidated Statement of Income
	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2016	2016	2015	2016	2015
Revenue
Interest income
Loans	$5,220	$5,146	$4,849	$20,419	$18,912
Securities	334	333	225	1,237	922
Securities purchased under resale agreements and securities borrowed	46	35	41	158	161
Deposits with financial institutions	99	106	72	394	292
	5,699	5,620	5,187	22,208	20,287
Interest expense
Deposits	1,786	1,750	1,508	6,793	6,070
Subordinated debentures	57	57	49	232	187
Other	203	211	259	891	938
	2,046	2,018	1,816	7,916	7,195
Net interest income	3,653	3,602	3,371	14,292	13,092
Non-interest income
Banking	957	918	873	3,669	3,360
Wealth management	837	818	809	3,282	3,269
Underwriting and other advisory	170	202	109	594	525
Non-trading foreign exchange	136	131	122	540	492
Trading revenues	377	381	277	1,403	1,185
Net gain on sale of investment securities	96	143	182	534	639
Net income from investments in associated corporations	117	97	96	414	405
Insurance underwriting income, net of claims	150	153	147	603	556
Other	258	195	139	1,019	526
	3,098	3,038	2,754	12,058	10,957
Total revenue	6,751	6,640	6,125	26,350	24,049
Provision for credit losses	550	571	551	2,412	1,942
	6,201	6,069	5,574	23,938	22,107
Non-interest expenses
Salaries and employee benefits	1,747	1,754	1,544	7,025	6,681
Premises and technology	600	548	564	2,238	2,086
Depreciation and amortization	183	173	157	684	584
Communications	111	106	110	442	434
Advertising and business development	184	152	184	617	592
Professional	214	169	161	693	548
Business and capital taxes	97	96	88	403	361
Other	514	507	478	2,438	1,755
	3,650	3,505	3,286	14,540	13,041
Income before taxes	2,551	2,564	2,288	9,398	9,066
Income tax expense	540	605	445	2,030	1,853
Net income	$2,011	$1,959	$1,843	$7,368	$7,213
		1,795		7,014	7,014
Net income attributable to non-controlling interests in subsidiaries	$72	$62	$60	$251	$199
Net income attributable to equity holders of the Bank	$1,939	$1,897	$1,783	$7,117	$7,014
Preferred shareholders	31	37	29	130	117
Common shareholders	$1,908	$1,860	$1,754	$6,987	$6,897
Earnings per common share (in dollars)
Basic	$1.58	$1.55	$1.46	$5.80	$5.70
Diluted	$1.57	$1.54	$1.45	$5.77	$5.67
Dividends per common share (in dollars)	$0.74	$0.72	$0.70	$2.88	$2.72

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2016	2016	2015	2016	2015
Net income	$2,011	$1,959	$1,843	$7,368	$7,213
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	1,176	1,324	(311)	614	3,145
Net gains (losses) on hedges of net investments in foreign operations	(434)	(475)	45	(300)	(1,677)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	6	10	1	(3)	46
Net gains (losses) on hedges of net investments in foreign operations	(115)	(125)	10	(79)	(433)
	851	964	(277)	396	1,855
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	(111)	385	(134)	308	386
Reclassification of net (gains) losses to net income(1)	49	(339)	(176)	(549)	(966)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	(32)	101	24	82	161
Reclassification of net (gains) losses to net income	13	(87)	(26)	(151)	(261)
	(43)	32	(308)	(172)	(480)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(279)	360	(23)	(7)	1,519
Reclassification of net (gains) losses	29	(252)	176	357	(1,444)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(73)	101	(19)	9	450
Reclassification of net (gains) losses	7	(72)	61	83	(430)
	(184)	79	111	258	55
Other comprehensive income (loss) from investments in associates	8	(7)	(3)	31	(9)

Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	190	(528)	332	(972)	(3)
Income tax expense (benefit)	51	(141)	81	(256)	(2)
	139	(387)	251	(716)	(1)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated
under the fair value option	(4)	(4)	12	(23)	20
Income tax expense (benefit)	(1)	(1)	3	(7)	5
	(3)	(3)	9	(16)	15
Other comprehensive income (loss) from investments in associates	-	-	-	(10)	1
Other comprehensive income (loss)	768	678	(217)	(229)	1,436

Comprehensive income (loss)	$2,779	$2,637	$1,626	$7,139	$8,649
Comprehensive income (loss) attributable to non-controlling interests	$131	$34	$61	$237	$124
Comprehensive income (loss) attributable to equity holders of the Bank	$2,648	$2,603	$1,565	$6,902	$8,525
Preferred shareholders	31	37	29	130	117
Common shareholders	$2,617	$2,566	$1,536	$6,772	$8,408
(1) Includes amounts related to qualifying hedges.

Consolidated Statement of Changes in Equity

					Accumulated other comprehensive income (loss)												Non-controlling interests
					Foreign	Available-								Total		Total common	Non-controlling			Capital
	Common	Retained			currency	for-sale	Cash flow				Other			common	Preferred	and preferred	interest in			instruments
(Unaudited) ($ millions)	shares	earnings		(1)	translation	securities	hedges	Other		(2)	reserves		(3)	equity	shares	equity	subsidiaries			equity holders	Total
Balance as at November 1, 2015	$15,141	$31,316	#		$2,633	$194	$7	$(379)			$173	#		$49,085	$2,934	$52,019	$1,460			$-	$53,479
Net income	-	6,987	#		-	-	-	-	#		-	#		6,987	130	7,117	251			-	7,368
Other comprehensive income (loss)	-	-			422	(180)	257	(714)			-			(215)	-	(215)	(14)			-	(229)
Total comprehensive income	$-	$6,987	#		$422	$(180)	$257	$(714)			$-			$6,772	$130	$6,902	$237	#		$-	$7,139
Shares issued	391	-	#		-	-	-	-	#		-			363	1,350	1,713	-			-	1,713
Shares repurchased/redeemed	(19)	(61)			-	-	-	-			(28)			(80)	(690)	(770)	-			-	(770)
Common dividends paid	-	(3,468)			-	-	-	-			-			(3,468)	-	(3,468)	-			-	(3,468)
Preferred dividends paid	-	-			-	-	-	-			-			-	(130)	(130)	-			-	(130)
Distributions to non-contolling interests	-	-			-	-	-	-			-			-	-	-	(116)			-	(116)
Share-based payments	-	-			-	-	-	-			7			7	-	7	-			-	7
Other	-	(22)			-	-	-	-			-			(22)	-	(22)	(11)		(4)	-	(33)
Balance as at October 31, 2016	$15,513	$34,752			$3,055	$14	$264	$(1,093)			$152			$52,657	$3,594	$56,251	$1,570			$-	$57,821

Balance as at November 1, 2014	$15,231	$28,609			$700	$664	$(48)	$(367)			$176			$44,965	$2,934	$47,899	$1,312			$-	$49,211
Net income	-	6,897			-	-	-	-			-			6,897	117	7,014	199			-	7,213
Other comprehensive income (loss)	-	-			1,933	(470)	55	(7)			-			1,511	-	1,511	(75)			-	1,436
Total comprehensive income	$-	$6,897	#		$1,933	$(470)	$55	$(7)			$-			$8,408	$117	$8,525	$124			$-	$8,649
Shares issued	104	-			-	-	-	-			(17)			87	-	87	-			-	87
Shares repurchased/redeemed	(194)	(761)			-	-	-	-			-			(955)	-	(955)	-			-	(955)
Common dividends paid	-	(3,289)			-	-	-	-			-			(3,289)	-	(3,289)	-			-	(3,289)
Preferred dividends paid	-	-			-	-	-	-			-			-	(117)	(117)	-			-	(117)
Distributions to non-contolling interests	-	-			-	-	-	-			-			-	-	-	(86)			-	(86)
Share-based payments	-	-			-	-	-	-			14			14	-	14	-			-	14
Other	-	(140)		(5)	-	-	-	(5)		(6)	-			(145)	-	(145)	110		(4)	-	(35)
Balance as at October 31, 2015	$15,141	$31,316	#		$2,633	$194	$7	$(379)			$173	#		$49,085	$2,934	$52,019	$1,460			$-	$53,479

Balance as reported November 1, 2013	$14,516	$25,315			$(173)	$705	$(42)	$55			$193			$40,569	$4,084	$44,653	$1,155			$743	$46,551
Opening adjustment(7)	-	(247)			-	-	-	(157)			-			(404)	-	(404)	(17)			(743)	(1,164)
Restated balance	14,516	25,068			(173)	705	(42)	(102)			193			40,165	4,084	44,249	1,138			-	45,387
Net income	-	6,916			-	-	-	-			-			6,916	155	7,071	227			-	7,298
Other comprehensive income (loss)	-	-			873	(41)	(6)	(265)			-			561	-	561	22			-	583
Total comprehensive income	$-	$6,916	#		$873	$(41)	$(6)	$(265)			$-			$7,477	$155	$7,632	$249			$-	$7,881
Shares issued	771	3			-	-	-	-			(34)			740	-	740	-			-	740
Shares repurchased/redeemed	(56)	(264)			-	-	-	-			-			(320)	(1,150)	(1,470)	-			-	(1,470)
Common dividends paid	-	(3,110)			-	-	-	-			-			(3,110)	-	(3,110)	-			-	(3,110)
Preferred dividends paid	-	-			-	-	-	-			-			-	(155)	(155)	-			-	(155)
Distributions to non-contolling interests	-	-			-	-	-	-			-			-	-	-	(76)			-	(76)
Share-based payments	-	-			-	-	-	-			30			30	-	30	-			-	30
Other	-	(4)			-	-	-	-			(13)		(8)	(17)	-	(17)	1		(4)	-	(16)
Balance as at October 31, 2014	$15,231	$28,609			$700	$664	$(48)	$(367)			$176			$44,965	$2,934	$47,899	$1,312			$-	$49,211

(1) Includes undistributed retained earnings of $63 (2015 - $61; 2014 - $52) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2) Includes Share from associates, Employee benefits and Own credit risk.
(3) Represents amounts on account of share-based payments.
(4) Includes changes to non-controlling interests arising from business combinations and others.
(5) Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152).
(6) Represents retrospective adjustments to reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss.
(7) Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(8) Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares.

Consolidated Statement of Cash Flows
(Unaudited) ($ millions)	For the three months ended		For the year ended
	October 31	October 31	October 31	October 31
Sources (uses) of cash flows	2016	2015	2016	2015

Cash flows from operating activities
Net income	$2,011	$1,843	$7,368	$7,213
Adjustment for:
Net interest income	(3,653)	(3,371)	(14,292)	(13,092)
Depreciation and amortization	183	157	684	584
Provisions for credit losses	550	551	2,412	1,942
Equity-settled share-based payment expense	-	2	7	14
Net gain on sale of investment securities	(96)	(182)	(534)	(639)
Net gain on disposition of business	-	-	(116)	-
Net income from investments in associated corporations	(117)	(96)	(414)	(405)
Income tax expense	540	445	2,030	1,853
Restructuring charge	-	-	378	-
Changes in operating assets and liabilities:
Trading assets	(3,830)	4,238	(10,044)	20,302
Securities purchased under resale agreements and securities borrowed	1,239	99	(5,363)	13,991
Loans	(3,615)	(9,265)	(20,355)	(22,942)
Deposits	(26,509)	(807)	6,702	13,915
Obligations related to securities sold short	2,528	(3,162)	4,007	(8,101)
Obligations related to assets sold under repurchase agreements and securities lent	1,844	(516)	20,865	(18,982)
Net derivative financial instruments	(2,331)	2,687	(3,806)	2,442
Other, net	2,305	(3,402)	1,856	4,707
Dividends received	135	217	873	1,147
Interest received	5,480	4,846	21,099	19,145
Interest paid	(1,875)	(1,644)	(7,787)	(7,262)
Income tax paid	47	(352)	(1,471)	(1,985)
Net cash from/(used in) operating activities	(25,164)	(7,712)	4,099	13,847

Cash flows from investing activities
Interest-bearing deposits with financial institutions	23,659	8,640	28,447	(8,448)
Purchase of investment securities	(16,306)	(11,310)	(94,441)	(44,684)
Proceeds from sale and maturity of investment securities	14,305	8,836	65,069	41,649
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	-	-	(1,050)	(701)
Property and equipment, net of disposals	(54)	(145)	(348)	(282)
Other, net	(306)	(406)	(431)	(1,053)
Net cash from/(used in) investing activities	21,298	5,615	(2,754)	(13,519)

Cash flows from financing activities
Proceeds from issue of subordinated debentures	-	12	2,465	1,248
Redemption/ repayment of subordinated debentures	-	(12)	(1,035)	(18)
Proceeds from common shares issued	199	22	391	101
Proceeds from preferred shares issued	500	-	1,350	-
Redemption of preferred shares	-	-	(690)	-
Common share purchased for cancellation	-	(311)	(80)	(955)
Cash dividends paid	(924)	(870)	(3,598)	(3,406)
Distributions to non-controlling interests	(11)	(12)	(116)	(86)
Other, net	3,381	3,112	117	3,379
Net cash from/(used in) financing activities	3,145	1,941	(1,196)	263
Effect of exchange rate changes on cash and cash equivalents	121	(39)	(18)	305
Net change in cash and cash equivalents	(600)	(195)	131	896
Cash and cash equivalents at beginning of period(1)	7,455	6,919	6,724	5,828
Cash and cash equivalents at end of year(1)	$6,855	$6,724	$6,855	$6,724
(1) Represents cash and non-interest bearing deposits with financial institutions.

Basis of preparation
These unaudited consolidated financial statements were prepared in accordance with IFRS as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank's audited consolidated financial statements for the year ended October 31, 2016 which will be available today at Scotiabank.com.

Forward looking statements
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2016 Annual Report under the headings "Overview-Outlook," for Group Financial Performance "Outlook," for each business segment "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "may," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank's credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank's annual financial statements (See "Controls and Accounting Policies—Critical accounting estimates" in the Bank's 2016 Annual Report) and updated by this document; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological  developments; fraud or other criminal behavior by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors including through internet and mobile banking; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the "Risk Management" section of the Bank's 2016 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 Annual Report under the heading "Overview-Outlook," as updated by this document; and for each business segment "Outlook". The "Outlook" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

November 29, 2016

Shareholder and investor information

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2017
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.
Record Date	Payment Date

January 3	January 27

April 4	April 26

July 4	July 27

October 3	October 27

Annual Meeting date for fiscal 2016
Shareholders are invited to attend the 185th Annual Meeting of Holders of Common Shares, to be held on April 4, 2017, at the Scotiabank Centre, Scotia Plaza, 40 King Street West, 2nd Floor, Toronto, Ontario, beginning at 9:00 a.m. local time. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 7, 2017.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.
Normal Course Issuer Bid
A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary's Department at (416) 866-3672.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on November 29, 2016, at 8:00 a.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 847-6330 or 1-866-530-1553 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from November 29, 2016, to December 14, 2016, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the identification code 3242919#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors: Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 775-0798 Fax: (416) 866-7867 E-mail: investor.relations@scotiabank.com
Media:
Contact the Public, Corporate and Government Affairs Department
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-6806
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION:
Jake Lawrence Scotiabank Investor Relations (416) 866-5712	Heather Armstrong Scotiabank Public, Corporate and Government Affairs (416) 933-3250